SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

UNITED CAPITAL CORP.
(Name of Subject Company (Issuer))

UNITED CAPITAL CORP.
(Names of Filing Persons (Offeror))

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

909912 1 07
(CUSIP Number of Class of Securities)

A.F. Petrocelli United Capital Corp. 9 Park Place Great Neck, New York 11021 (516) 466-6464
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Steven Wolosky, Esq.

Olshan Grundman Frome Rosenzweig & Wolosky LLP

65 East 55th Street

Second Floor

New York, NY 10022

Telephone: (212) 451-2300

Facsimile: (212) 451-2222

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$24,500,000	$2,883.65

*

Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 1,000,000 shares of common stock, par value $0.10 per share, at the maximum tender offer price of $24.50 per share and a minimum tender offer price of $23.50 per share in cash.

[ X ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount previously paid: $2,833.65	Filing Party: United Capital Corp.
	Form or Registration No.: 005-05625	Date Filed: December 5, 2005

[      ]        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[	]	third-party tender offer subject to Rule 14d-1.
[ X ]		issuer tender offer subject to Rule 13e-4.
[	]	going-private transaction subject to Rule 13e-3.
[	]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [      ]

This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the tender offer by United Capital Corp. (the “Company” or “United Capital”), a Delaware corporation, to purchase up to 1,000,000 shares of its common stock, par value $0.10 per share (the “Common Stock”), or such lesser number of shares as are properly tendered at or below the purchase price. The Company is offering to purchase these shares at a price not greater than $24.50 per share nor less than $23.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. United Capital’s offer is made on the terms and subject to the conditions set forth in the offer dated December 5, 2005 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which as amended or supplemented from time to time, together constitute the Offer to Purchase.

This Amendment No. 3 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase is incorporated in this Amendment No. 3 to the Tender Offer Statement on Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On January 11, 2006, the Company issued a press release announcing the final results of the Tender Offer, which expired at 5:00 P.M., New York City time on Tuesday, January 10, 2006. A copy of the press release is filed as Exhibit 99(a)(5)(B) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

99(a)(5)(B) Press Release, dated January 10, 2006, announcing the final results of the Tender Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2006	/s/ Anthony J. Miceli
Anthony J. Miceli Vice President, Chief Financial Officer and Secretary

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